Exhibit 99.1

Date:	May 15, 2026
News Release:	26-20
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Announces Key Strategic Appointments

TORONTO, Ontario – May 15, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce the recent appointment of five key leaders to support the Company’s expanding U.S. pipeline of brownfield critical metals opportunities, as well as the continued advancement of its Nussir project in Norway.

“As our pipeline of U.S. opportunities continues to grow and we advance Nussir in Norway, these strategic hires add depth in execution, project delivery and corporate development,” said Katy Grant, Senior Vice President, Human Resources & Corporate Sustainability. “Our new additions bring highly relevant experience that strengthens our ability to advance multiple workstreams in parallel while maintaining our focus on safety, disciplined capital allocation and long-term value creation.”

Key Appointments

Jason Dunning – General Manager, U.S. Special Projects.

Mr. Dunning joined Blue Moon as General Manager, U.S. Special Projects, with responsibility for leading the evaluation and advancement of select U.S. initiatives, including project planning, execution readiness and cross-functional coordination across technical, operational and external stakeholders. Mr. Dunning brings 30 years of experience across the mining industry with extensive experience managing exploration projects at all lifecycle stages.

Simon Cooper – Special Projects Manager.

Mr. Cooper has been appointed Special Projects Manager, and will support the delivery of key U.S. work programs, including schedule and cost management, contractor coordination, and execution of project milestones in alignment with Blue Moon’s safety and operating standards. Mr. Cooper brings 18 years of metals industry project experience spanning engineering, commissioning and operational readiness, which will support disciplined execution across Blue Moon’s growing U.S. pipeline.

Bob Sweeden – Health & Safety Director.

Mr. Sweeden has been appointed Health & Safety Director and will lead Blue Moon’s global health & safety programs, including development and implementation of H&S systems, regulatory compliance, audits, and on-site support to strengthen operational discipline and reduce risk across the organization. Mr. Sweeden is a seasoned HSE professional with nearly 40 years of hands-on industry experience and has built and delivered practical, field-ready safety systems backed by decades of proven judgment and field credibility.

Lee Langlois – Project Director, Nussir (Norway).

Mr. Langlois has been appointed Project Director for the Company’s Nussir project in Norway and will lead project development activities, including integrated planning, permitting and stakeholder engagement support, and coordination across technical and external teams as the Company advances Nussir toward its next milestones. Mr. Langlois is a seasoned project delivery professional with over 30 years of experience driving international mining projects, particularly in remote greenfield environments.

Shaun McGeough – Senior Director, Corporate Development.

Mr. McGeough joined Blue Moon as Senior Director, Corporate Development, and will support the Company’s corporate development initiatives, including the assessment of potential transactions, strategic partnerships and broader capital markets and stakeholder engagement activities. With over 10 years of experience, he brings deep metals and mining transaction expertise across M&A, structured investments and strategic offtakes, strengthening Blue Moon’s ability to advance growth initiatives with disciplined execution.

Blue Moon Metals would like to thank Mr. Stephen Eddy for his significant contributions and leadership, and wishes him well in his future endeavours. Mr. Eddy resigned from his role as Senior Vice President, Corporate Development effective May 15, 2026 and has been supporting a smooth and seamless transition.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex gallium, germanium, copper, and silver project in United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper, tungsten, gallium and germanium are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes "forward-looking statements" and "forward-looking information" ("forward-looking statements" and "forward-looking information" collectively referred to herein as "forward-looking information") within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking information. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, the final approval of the Offerings by the TSX Venture Exchange and the intended use of the proceeds of the Offerings. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.